# DEVELOPMENT EQUITY INVESTMENT AGREEMENT
## "Freedom Fighters" aka "Guerrilla Wife"

This Development Equity Investment Agreement ("**Agreement**") is entered into effective as of the latest date set forth on the signature page to this Agreement, by and between the investor executing this Agreement on the signature page hereto (the "**Investor**"), whose address is as provided to the Wefunder crowdfunding portal (the "**Portal**") and Inspire Studios, a California corporation, with an executive office located at 13216 Newcastle Ct., Fontana, CA 92335 (the "**Company**"), is in connection with the motion picture (the "**Picture**") currently titled "**Freedom Fighters**" aka "**Guerrilla Wife**" based on the original screenplay by the same name written by A.W. Scott and being produced, inter alia, by Francis Ho and the Company (collectively "**Producer**"). The Picture is based upon a true story set in the Philippines during World War II.

## RECITALS

A.      The Picture is tentatively scheduled for production during the second quarter of 2021, in locations to include, but not be limited to, the Philippines.

B.      Producer is investing and has otherwise arranged for much of the development finance for the Picture ("**Existing Investment**") in an approximate budget amount of US$2 million and seeks further equity investments to finalize the development funding.

C.      The Investor is presently ready willing and able to invest the investment amount set forth on the signature page to this Agreement as further partial equity financing for the development budget of the Picture, pursuant to the terms stated herein.

D.      The Investor understands that the Company is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder of the rights being granted to the Investor under this Agreement (the "**Securities**"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering the Securities to both accredited and non-accredited investors. The minimum amount or target amount to be raised in the Offering $50,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,070,000 (the "**Maximum Offering Amount**").

E.      The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

## AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, the Investor and the Company hereby agree as follows:

1.  **INVESTMENT**. The Investor agrees to invest the amount specified on the signature page as the Investment Amount (the "**Investment**"). The Investment shall represent a portion of the total development budget to be used in connection with preproduction, producing and postproduction

for the Picture in accordance with the budget of the Picture. The Investment shall be payable to the Company in accordance with the instructions provided by the Portal through its website.

2. **BUDGET**. The total development budget of the Picture is currently estimated to be US$2 million (the "**Budget**"). A total of $1 million has already been raised through the Existing Investment. In addition to the existing Producer equity investment, as well as the Existing Investment and funds raised in this Offering, further equity will be considered and accepted by the Company as needed from qualified investors. Any further equity participation shall be based on equal, pro rata, pari passu financial terms financial as stated for the Investor herein. The Budget is subject to change and the Company shall have the right to amend the Budget in its reasonable discretion. That notwithstanding, the current plan is to hold the development budget at $2 million. It is currently estimated that the production budget for the Picture shall be approximately $50 million.

3. **RIGHTS**.

   a. The Investor understands and agrees that the Company shall own all right, title and interest, including the copyright, in and to the Picture, the Investor's contributions, if any, to the Picture, and all derivatives thereof and all rights thereto.

   b. All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Picture, including, but not limited to, the distribution and other exploitation of the Picture shall be made by the Company. Principal photography is expected to commence in the second quarter of 2021, as the Company should decide in its sole discretion, and that the Investment shall be immediately available to cover budgeted expenditures, including final stages of development early preproduction which are in process.

4. **RECOUPMENT/PREFERRED RETURN/NET PROFITS PARTICIPATION**. The Picture is currently in development, which initially includes the engagement of a screenwriter, already completed, the screenwriting process with the producers (currently in the third stage), the engagement of the director and the packaging of the cast. During this development phase, after the development budget has been fully subscribed, the Company shall arrange for the production budget for the Picture, which is expected to be fully subscribed before the commencement of formal preproduction, on a best efforts basis. Once the production budget is fully subscribed, the Investor, along with all other development investors, shall be entitled to fully recoup 100% of their principal Investment from the development budget of the Picture ("**Recoupment**") and additionally shall be entitled to a 10% preferred return on the investment for a total return on investment of 110% which shall be repaid in the budget directly from the production loan prior to the commencement of principal photography ("**Preferred Return**"). Additionally, the Investor shall participate in the development investors' pool which is calculated at 10% of 100% of all the Picture net profits worldwide in perpetuity ("**Development Investors' Pool**") as more fully delineated below, on a pro rata, pari passu basis determined by the amount of each Investor's capital contribution to the total development fund equity of the Picture (it being understood that each development equity investor shall be entitled to the same net profit participation definition, accounting and disbursements). For purposes of clarity, a development equity investor who funded 50% of the $2 million development fund (i.e. $1 million) would be entitled to 5% of 100% of all Picture net profits, from all means of exploitation worldwide, in all media known and unknown, in perpetuity. All such net profit participation shall flow perpetually to successors and heirs.

5. **REVENUE**. "**Revenue**" as used in this Agreement, means all monies actually received by the Company or its assignee in connection with the worldwide exhibition of the Picture, in all mediums and all markets in perpetuity excluding any prize or award money received by or awarded to the

producers of the Picture in either of their individual capacities and distribution fees and expenses and box office bonuses (if any), from any and all sources of exploitation of the Picture and/or any rights therein, without exception or exclusion, in perpetuity. All Revenue shall be allocated as follows.

    a. First, an industry standard percentage of Revenue shall be allocated on a continuing basis to a reserve fund for payment of residuals as and if required by any applicable guild and/or union agreements (e.g. SAG);

    b. Then, the Company shall pay commissions/sales fees and third-party sales/distribution related costs; as well as collection account fees (if any, as when a collection account manager, or CAM, is engaged) as required by contract. All such contracts will be provided to the Investor as and if requested in the normal course of business;

    c. Then, deferments, if any, that are subsequently approved by the Company shall be paid;

    d. Then, the Company shall satisfy any reasonable, industry standard outstanding development and production contractual obligations of the Company solely in connection with the Picture, including any portion of deferred payments that are unpaid, as documented in writing as being incurred in connection with the Picture;

    e. Thereafter, One Hundred percent (100%) of the remaining Revenue shall be distributed as follows:

        i. Ten percent (10%) of 100% shall be the Development Investor's Pool and be paid out to all development equity investors (including the Investor) on a pro rata, pari passu basis determined by the amount of each Investor's capital contribution to the total development equity fund for of the Picture (it being understood that each equity investor shall be entitled to the same net profit participation definition, accounting and disbursements);

        ii. Simultaneously, as per established industry standards, Fifty percent (50%) shall be paid out to the Company, it being understood that any non-equity investor third party net profit payments ("off the tops", such as for lead cast) shall be paid off the top prior to be split with the development fund equity investors (10% of 100%) and the final 40% of 100% to the pool of production fund equity investors;

    f. Any development fund losses of the Company shall be allocated 100% to all development investors on a pro rata basis based on his/her/its capital contribution, though under no circumstances will the investors be liable for any amount in excess of his/her capital contribution. That notwithstanding, it is anticipated that the bonded budget will include fall repayment of the Investment plus the Preferred Return.

6. **ACCOUNTING**. The Company will submit financial reports, and accompanying payments, if any, to the Investor on a quarterly basis during the first two years of release and biannually thereafter, until the Picture is no longer generating profits.

7. **CREDIT**. Provided the Investor is not in material breach of this Agreement, and that the investment is $500,000 or greater, the Investor shall be entitled to a shared screen credit as EXECUTIVE PRODUCER. The Company will contractually obligate third-party licensees and sub-distributors with whom the Company is in privity of contract to comply with the credit

obligations set forth herein but shall not be responsible or liable to the Investor for the failure of any such third party to comply with the same. Any inadvertent failure by the Company or its licensees or distributors to include the Investor in the credits of the Picture in any form shall not be deemed a breach of this Agreement, but whereby the Company shall act reasonably, prospectively, to amend such failure. In addition, the Company is offering the following perks for Investors making smaller Investments:

a. $250 – Investor receives a special "Thank You" with Investor's name in the credits of the Picture.

b. $500 – Investor's photo included in the Company's mosaic in the "Thank You" credits of the Picture. Plus previous perk.

c. $1,000 – Investor receives access online to exclusive members only video footage and updates during development and production of Picture. Plus, previous perks.

d. $2,500 – Investor receives a digital autographed picture of the main cast. Plus, previous perks.

e. $5,000 - The first 50 Investors receive invitations for two to the Cast and Crew Screening of the Picture. Plus, previous perks.

f. $10,000 Investor receives an invitation to be an extra cast member. Travel and accommodation not included. Plus, previous perks.

g. $25,000 – Investor receives special Invitation to Exclusive Actors Meet & Greet Event. Plus, previous perks.

h. $100,000 – Investor receives Associate Producer Credit for the Picture. Plus, previous perks.

i. $500,000 – Investor receives Executive Producer Perk described above. Plus, pervious perks.

8. **ASSIGNMENT**. The Investor agrees that the Company may assign this Agreement at any time or to any person or entity, provided that the assignee fully assumes all obligations created hereby, in which case the Investor shall be given prompt notice of such assignment. (This would most likely only occur in the event of a distribution company acquiring the exclusive rights to the Picture.) It is anticipated that the Company may, prior to that point, assign this agreement to a single purpose entity established and controlled by the Company or the sole purpose of producing the Picture. The Investor may not assign this Agreement or any of the rights under the Agreement and the duties and obligations of the Investor may not be delegated without the prior written consent of the Company.

9. **CLOSING**.

a. Subject to this Section 9(b), the closing of the sale and purchase of the Securities in exchange for the Investment (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement on the Portal's website (the "**Offering Deadline**").

b.  The Closing is conditioned upon satisfaction of all the following conditions:

    i.  Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount; and

    ii.  At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount.

c.  The Investor understands that the Company may terminate the Offering at any time.

10. **INVESTOR'S REPRESENTATIONS AND WARRANTIES**.

a.  The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full amount of the Investment; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's cash payment toward the Investment.  Investor acknowledges the following: (i) there can be no assurance that any the full Budget will be raised; (ii) there can be no assurance that the Picture will be produced or that if produced that the Picture will be profitable; (iii) there can be no assurance that the Picture will generate any Revenues or that any such Revenues will be sufficient to return to the Investor all or any part of the Investment; (iv) investments in the Picture involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Offering Statement, a copy of which has been made available to the Investor.

b.  The Investor acknowledges that at no time has the Investor been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a profit and/or amount or type of gain or other consideration will be realized because of advancement by the Investor of the Investment.

c.  Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

d.  The Investor has received and reviewed a copy of the Offering Statement. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.

e.  The Investor confirms that the Investor is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

f. The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Statement. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

g. The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the closing of the Offering of the Securities, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Investor.

h. The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Investment, without interest thereon, to the Investor.

i. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

j. The Investor has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

k. The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

l. The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

m. The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

n. The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

o. The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

11. **HIGH RISK INVESTMENT**. THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

12. **COMPANY REPRESENTATIONS**. The Investor understands that upon execution by the Company of this Agreement, the Company will be deemed to have made following representations and warranties to the Investor as of the date of such execution:

a. The Company has been duly formed under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Investor pursuant to this Agreement.

b. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general

7

application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's certificate of incorporation or bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

13. **<u>INDEMNIFICATION</u>**. The Investor agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

14. **<u>NOTICES</u>**. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid, by electronic mail or otherwise actually delivered, to the Investor's address (or email address) provided to the Portal or to the Company at the address set forth in the Offering Statement, or such other place as the Investor or the Company from time to time designate in writing.

15. **<u>ARBITRATION & GOVERNING LAW</u>**.  All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the IFTA before a single arbitrator in Los Angeles, CA.  The prevailing party shall be entitled to reasonable attorneys' fees and costs.  The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

16. **<u>ENTIRE AGREEMENT</u>**. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17. **<u>INVALIDITY OF SPECIFIC PROVISIONS</u>**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18. **<u>TITLES AND SUBTITLES</u>**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19. **<u>COUNTERPARTS</u>**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. **ELECTRONIC EXECUTION AND DELIVERY**. A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

**[End of Page]**

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

**COMPANY:**

INSPIRE STUDIOS, INC.

By: *Founder Signature*
_____

Name:_[FOUNDER_NAME]____

Title:___[FOUNDER_TITLE]____

**INVESTMENT AMOUNT** $_$[AMOUNT]_____

**Read and Approved (For IRA Use Only):**          **INVESTOR:**

By:_____          By: *Investor Signature*
_____

Name:__[INVESTOR NAME]_____

Title:____[INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[_____] Accredited

[_____] Not Accredited